www.netapp.com	408 822 6000 Tel	3060 Olsen Drive
San Jose, CA 95128
United States

February 2, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Robert Littlepage, Accounting Branch Chief

Inessa Kessman, Senior Staff Accountant

Re:	NetApp, Inc.

Form 10-K for the Fiscal Year Ended April 29, 2022

Filed June 16, 2022

Form 10-Q for the Quarterly Period Ended October 28, 2022

Filed December 1, 2022

File No. 000-27130

Ladies and Gentlemen:

NetApp, Inc. (the “Company”) submits this letter to you in response to your letter of January 23, 2023, which sets forth a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response in regular, un-bold type.

Form 10-Q for the quarterly period ended October 28, 2022

14. Segment, Geographic, and Significant Customer Information, page 22

1.

Please disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. We note disclosure on page 28 and 30 which refers to various product categories including portfolios that include all-flash, hybrid-flash, and object storage systems.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following. In connection with the preparation of our segment financial statement disclosures, we considered ASC-280-10-50-40, which requires disclosure of “revenues from external customers of each product and service or each group of similar products and services unless it is impracticable to do so.” As the guidance does not provide a definition of “similar,” we have relied on an analysis of the facts and circumstances in each of our segments to determine whether the respective products and services revenues in those segments should be combined. In connection with this analysis, we concluded that the revenue line items in our existing reportable segments disclosure reflect appropriate groupings for the purposes of ASC 280-10-50-40. In reaching this conclusion, we analyzed the criteria outlined in ASC 280-10-50-11, and determined that, for the product revenues grouped and services revenues grouped in each segment, the nature of the products or services, the nature of their production processes, the type and class of customers for each, and the methods used to distribute the products and provide the services were similar and therefore should be grouped. For example, all Hybrid Cloud segment products, including all-flash, hybrid-flash and object storage, are storage systems that are regularly sold to customers across the same industries, and are subject to similar manufacturing and research and development processes, sales efforts, and distribution methods. Based on our analysis, we concluded that our segment disclosures provide investors meaningful information about groups of similar products and services in accordance with ASC 280-10-50-40.

* * * * *

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct those to me at (408) 822-4599 or mike.berry@netapp.com. Thank you for your assistance.

Sincerely, /s/ Michael Berry Michael Berry Executive Vice President and Chief Financial Officer, NetApp, Inc.

cc:	Elizabeth O’Callahan, Executive Vice President, Chief Legal Officer, NetApp, Inc.

Amy Meese, Vice President, Corporate Legal, NetApp, Inc.

Bobby Parks, Vice President and Chief Accounting Officer, NetApp, Inc.

Brian Baer, Deloitte & Touche LLP